Exhibit 99.1

News Release

BROOKFIELD ANNOUNCES EXERCISE OF UNDERWRITERS’ OPTION

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Toronto, Ontario, March 8, 2012 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today advised that, in connection with its recently-announced public offering of 10,000,000 Class A Preference Shares, Series 32, the underwriters have exercised their option (the “Underwriters’ Option”) to purchase an additional 2,000,000 Series 32 Shares at a price of CDN$25.00 per share. Brookfield will receive additional gross proceeds of CDN$50,000,000 from the exercise of the Underwriters’ Option, increasing the total size of the offering to CDN$300,000,000. Closing of the Underwriters’ Option is expected to occur concurrent with the closing of the public offering on or about March 13, 2012.

Holders of the Series 32 Shares will be entitled to receive a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending September 30, 2018. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 2.90%.

The Series 32 Shares will be offered in all provinces of Canada by way of a supplement to Brookfield’s existing short form base shelf prospectus dated June 7, 2011. The Series 32 Shares may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Closing of the offering is anticipated to occur on or about March 13, 2012.  Subject to fulfilling the listing requirements of the Toronto Stock Exchange, the Series 32 Shares will begin trading on the TSX under the symbol “BAM.PF.A” upon closing of the offering.

Brookfield intends to use the net proceeds of the issue of Series 32 Shares to redeem its Class A Preference Shares, Series 10 and for general corporate purposes.

About Brookfield Asset Management
Brookfield Asset Management Inc. is a global alternative asset manager with approximately $150 billion in assets under management. We have over a 100-year history of owning and operating assets with a focus on real estate, infrastructure, power and private equity. We have a range of public and private investment products and services, which leverage our expertise and experience and provide us with a distinct competitive advantage in the markets where we operate. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

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For more information, please visit our web site at www.brookfield.com or contact:

Andrew Willis SVP, Communications and Media Tel: (416) 369 - 8236 Fax: (416) 363 - 2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Forward-Looking Statements

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “anticipate” and “intends” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements in regards to the use of proceeds of the preferred share issue described in this news release. Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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